UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-01989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENECA FOODS CORPORATION

350 WillowBrook Office Park

Fairport, NY 14450

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

Seneca Foods Corporation

Employees’ Savings Plan

Fairport, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

Seneca Foods Corporation Employees' Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Walters & Associates, CPAs

Certified Public Accountants

We have served as the Plan’s auditor since 2001.

Sarasota, FL

June 28, 2023

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
Assets
Investments:
Investments, at fair value	$205,066,057	$239,634,211
Fully benefit-responsive investment contract, at contract value	10,063,760	8,916,430
Total investments	215,129,817	248,550,641

Receivables:
Employer's contribution	2,084,587	1,651,717
Notes receivable from participants	1,233,587	599,985
Total receivables	3,318,174	2,251,702

Net assets available for benefits	$218,447,991	$250,802,343

See notes to financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2022	2021
Investment (loss) income:
Net (depreciation)/appreciation in fair value of investments	$(26,217,803)	$28,925,607
Interest and dividend income	2,386,835	3,604,357
Total investment (loss)/income	(23,830,968)	32,529,964

Contributions:
Participants	13,920,639	11,744,642
Employer	2,084,587	1,651,717
Rollovers	790,462	1,271,944
Total contributions	16,795,688	14,668,303
Other income	76,744	73,742
Total	(6,958,536)	47,272,009

Deductions:
Benefits paid to participants	24,598,748	29,734,716
Administration expenses	797,068	759,445
Total	25,395,816	30,494,161
Net (decrease) increase in net assets available for benefits	(32,354,352)	16,777,848
Net assets available for benefits:
Beginning of year	250,802,343	234,024,495
End of year	$218,447,991	$250,802,343

See notes to financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The Seneca Foods Corporation Employees' Savings Plan ("the Plan") was established for the benefit of the employees of Seneca Foods Corporation (“the Company”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code.

Prior to January 1, 2022, substantially all employees of the Company were eligible to participate in the Plan after completion of twelve months employment, 1,000 hours worked within a plan year (January-December), and attainment of age eighteen. The Plan was amended as of January 1, 2022, and as a result, participants became eligible to make contributions to the Plan the first day of the month following their date of hire provided they are eighteen years of age (the "Amendment"). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% of eligible compensation with an auto escalation each year of 1% until the participant gets to 6%, unless they affirmatively elect not to participate Those employees that are eligible to receive an employer match are subject to meeting this same participation criteria in order to qualify for a match. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 % of pre-tax and post-tax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% of eligible compensation with an auto escalation each year of 1% until the participant gets to 6%, unless they affirmatively elect not to participate. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds and an insurance group annuity contract as investment options for participants. Beginning on January 1, 2020, the Company contributed additional amounts in the form of a fixed company match.  The match is based on whether an individual is an eligible participant in the Company’s pension plan.  Those that are an eligible participant in the Company pension plan are eligible to receive an employer match equal to 25% of the first 4% of eligible compensation that a participant contributes to the Plan.  Those that are not an eligible participant in the Company pension plan are eligible to receive an employer match equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. Prior to 2020 the match was at the discretion of the Company’s Board of Directors and all eligible employees, regardless of pension plan participation, would receive the same employer match. The Company match remained unchanged as a result of the Amendment as a participant must be employed by the Company for one year and work 1,000 hours in that year to be eligible for a match. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants’ pro rata share of total participating payroll. Contributions are subject to certain statutory limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan earnings (losses) and charged with an allocation of any administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 % vested after three years of credited service. If a participant dies or is disabled prior to attaining normal retirement age, the participant becomes 100% vested.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25 % to 8.00%, which are commensurate with local prevailing rates as determined by the Plan. Principal and interest is paid ratably through payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants or their beneficiaries may receive the vested interest of their Plan account through a distribution of benefits upon retirement, death, termination of employment, or qualifying withdrawal.  Hardship withdrawals are permitted by the Plan.  In-service distributions may be made to a participant who has not separated from service provided they are 59 ½ or older.  Benefit payments may be made in the form of a lump sum distribution.  Participants who terminate employment with a balance of less than $5,000 may receive an automatic lump sum distribution of their balance.

Forfeited Accounts

At December 31, 2022 and 2021, forfeited non-vested accounts totaled $24,442 and $19,023, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2022 and 2021, forfeitures of $12,227 and $17,476 were used to fund employer contributions, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management’s Review

Subsequent events were evaluated through June 28, 2023, which is the date the financial statements were issued.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of Americas (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. As of December 31, 2022 and 2021, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit-responsive group annuity contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

NOTE 3 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 20, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.

NOTE 4 - INVESTMENTS

During 2022, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $26,217,803. During 2021, the Plan’s investments appreciated in value by $28,925,607.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2022	2021
Net assets:
Seneca Foods Corporation Employer Stock Fund	$32,708,453	$26,607,530

	Years Ended December 31,
	2022	2021
Changes in net assets:
Contributions	$2,071,106	$2,263,857
Net appreciation in fair value	7,142,336	4,724,599
Withdrawals by participants	(3,112,519)	(4,147,473)
	$6,100,923	$2,840,983

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used if Level 1 or Level 2 inputs are not available.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of the Seneca Foods Corporation Employer Stock Fund is valued at the underlying asset value of the funds at year-end.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

		Quoted Prices in	Significant Other
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Mutual funds	$68,977,985	$68,977,985	$-	$-
Seneca Foods Corporation Employer Stock Fund	32,708,453	32,708,453	-	-
Total assets in the fair value hierarchy	$101,686,438	$101,686,438	$-	$-
Common collective trusts measured at net asset value (a)	103,379,619
Total investments, at fair value	$205,066,057

	December 31, 2021

Financial assets:
Mutual funds	$88,201,670	$88,201,670	$-	$-
Seneca Foods Corporation Employer Stock Fund	26,607,530	26,607,530	-	-
Total assets in the fair value hierarchy	$114,809,200	$114,809,200	$-	$-
Common collective trusts measured at net asset value (a)	124,825,011
Total investments, at fair value	$239,634,211

(a) Certain investments that are measured at fair value using the net asset value per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy.  Common collective trusts are valued at the net asset value of units of the common collective trust investment as reported by the fund.  Units of beneficial interest in the funds are not registered with the Securities and Exchange Commission; however, these funds are required to publish their daily net asset value and to transact at that price. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NOTE 7 – GROUP ANNUITY CONTRACT

The Plan has a fully benefit-responsive group annuity contract with an insurance company, which is called the Key Guaranteed Portfolio Fund. The insurance company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses.

Since the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The group annuity contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the Plan’s ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy, (6) and early retirement incentives. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The insurance company may not terminate the contract at any amount less than the contract value.

The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the product will be established based on the earnings of the underlying assets in the entire medium-long term portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The average yield earned by the Plan for the group annuity contract is derived by averaging the quarterly gross interest rates for the fund over the year. The average for 2022 and 2021 was 0.93% and 0.90%, respectively. The actual average yield earned by the Plan for the group annuity contract is derived by averaging the Plan’s quarterly interest rates. The average for 2022 and 2021 was 0.93% and 0.90%, respectively.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

NOTE 10 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The group annuity contract is managed by Empower Life and Annuity Insurance Company of New York (“Empower ”), formerly known as Great-West Life and Annuity Insurance Company. Effective August 1, 2022, Great-West Life and Annuity Insurance Company changed its name to Empower Life & Annuity Insurance Company of New York. Empower is also the third-party administrator and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common collective trust funds managed by Cota Street Investment Management and, therefore, these transactions qualify as party-in-interest transactions. Pensionmark Financial Group LLC serves as the investment advisor to the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are investments in the Seneca Foods Corporation Employer Stock Fund. As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions. At December 31, 2022 and 2021, the Plan held 522,769 and 539,362 shares of common stock of Seneca Foods Corporation in the Seneca Foods Corporation Employer Stock Fund, respectively.

All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE 11 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

EIN: 16-0733425 PLAN NUMBER: 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment	Cost	Current Value
	Allspring Real Return Fund	Mutual fund	(2)	$1,584,802
	Allspring Special Mid Cap Value Fund - Class A	Mutual fund	(2)	1,425,747
	American Beacon Small Cap Value Fund Class A	Mutual fund	(2)	1,524,059
	American Funds American Balanced Fund	Mutual fund	(2)	2,826,530
	American Funds The Growth Fund of America Class R-2	Mutual fund	(2)	2,790,166
	Baird Funds, Inc. - Baird Aggregate Bond Fund	Mutual fund	(2)	1,005,890
	Dodge & Cox International Stock Fund	Mutual fund	(2)	1,129,808
	Dodge & Cox Funds - Dodge & Cox Stock Fund	Mutual fund	(2)	3,614,461
(1)	Empower T. Rowe Price Mid Cap	Mutual fund	(2)	1,880,554
	Federated Hermes MDT Small Cap Growth Fund Institutional Shares	Mutual fund	(2)	1,361,279
	Fidelity 500 Index Fund	Mutual fund	(2)	8,405,113
	Fidelity Freedom Index 2005 Fund	Mutual fund	(2)	10,293
	Fidelity Freedom Index 2010 Fund	Mutual fund	(2)	199,762
	Fidelity Freedom Index 2015 Fund	Mutual fund	(2)	711,580
	Fidelity Freedom Index 2020 Fund	Mutual fund	(2)	18,540
	Fidelity Freedom Index 2025 Fund	Mutual fund	(2)	994,779
	Fidelity Freedom Index 2030 Fund	Mutual fund	(2)	894,847
	Fidelity Freedom Index 2035 Fund	Mutual fund	(2)	1,279,308
	Fidelity Freedom Index 2040 Fund	Mutual fund	(2)	9,931,372
	Fidelity Freedom Index 2045 Fund	Mutual fund	(2)	6,921,970
	Fidelity Freedom Index 2050 Fund	Mutual fund	(2)	4,939,426
	Fidelity Freedom Index 2055 Fund	Mutual fund	(2)	3,389,647
	Fidelity Freedom Index 2060 Fund	Mutual fund	(2)	2,479,643
	Fidelity Freedom Index 2065 Fund	Mutual fund	(2)	127,573
	Fidelity Freedom Index Income Fund	Mutual fund	(2)	83,900
	Fidelity Concord Street Trust - Fidelity International Index Fund	Mutual fund	(2)	2,520,442
	Fidelity Mid Cap Index Fund	Mutual fund	(2)	2,196,791
	Fidelity Small Cap Index Fund	Mutual fund	(2)	1,831,756
	Fidelity U.S. Bond Index Fund	Mutual fund	(2)	1,625,593
	John Hancock Funds International Growth Fund Class R6	Mutual fund	(2)	745,740
	PIMCO Total Return Fund Class A	Mutual fund	(2)	526,614
(1)	Great-West Life & Annuity Insurance Company - Key Guaranteed Portfolio Fund	Fixed annuities	(2)	10,063,760
(1)	Cota Street Managed Blend Accumulation	Collective trust funds	(2)	14,518,142
(1)	Cota Street Managed Blend Decumulation	Collective trust funds	(2)	53,874,594
(1)	Cota Street Managed Equity Accumulation	Collective trust funds	(2)	2,861,255
(1)	Cota Street Managed Equity Decumulation	Collective trust funds	(2)	3,861,864
(1)	Cota Street Managed Fixed Income Accumulation	Collective trust funds	(2)	3,709,417
(1)	Cota Street Managed Fixed Income Decumulation	Collective trust funds	(2)	24,554,347
(1)	Seneca Foods Unitized Stock Fund	Employer Stock	$15,582,659	32,708,453
(1)	Participant Loans	Interest rate 4.25% - 8.00%	(2)	1,233,587
				$216,363,404

(1) Indicates a party-in-interest

(2) Participant directed investment; cost not required to be reported.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 28, 2023	By:	/s/ Gregory R. Ide
	Name:	Gregory R. Ide
	Title:	Vice President and Controller